April 27, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Patrick Gilmore, Accounting Branch Chief

Re:	Openwave Systems Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 6, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 7, 2011
File No. 001-16073

Ladies and Gentlemen:

Openwave Systems Inc. (“Openwave” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated March 29, 2012 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments 1 through 6 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.	We note your response to prior comment 5. Where the company has been unable to maintain compliance with specified covenants or is at risk of non-compliance, quantification of those covenants may be material information to investors in understanding the risks and uncertainties that could significantly impact the company’s liquidity position. In this regard, we note your disclosure on page 44 that you were not in compliance with the required minimum four quarter EBITDA covenant and subsequently received an amendment and waiver from Silicon Valley Bank. To the extent you do not comply, or it is reasonably likely that you will be unable to comply, with restrictive debt covenants in the future, a discussion of the specific covenants as well as a discussion of

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April 27, 2012

the impact of non-compliance on future borrowings and liquidity may be warranted. See Section IV of SEC Release 34-48960 for further guidance. Please confirm your understanding.

Response: The Company confirms to the Staff that, to the extent the Company does not comply, or it is reasonably likely that the Company will be unable to comply, with its restrictive debt covenants in the future, the Company will include a discussion of the specific covenants as well as the known or expected impact of non-compliance on future borrowings and liquidity.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-5

2.	We note that the costs associated with your patent defense and licensing strategy are reflected in general and administrative expenses in fiscal 2011 and separately as “patent initiative expenses” within operating expenses in fiscal 2012. Please explain why you do not include the costs related to litigation and monetizing patents as cost of patent revenues. Please quantify for us the amount of patent initiative expenses in fiscal 2011. Refer to Rule 5-03.2 of Regulation S-X.

Response: The Company supplementally submits to the Staff that it does not include the costs related to litigation and monetizing patents as cost of patent revenues because the Company does not believe that the costs meet the requirements outlined in Rule 5-03.2 for costs and expenses applicable to sales and revenue. Per Rule 5-03.2 of Regulation S-X, “State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues.” Points (a), (d) and (e) are not met since our patent initiative expenses consist of legal personnel and services utilized in asserting claims of infringement, and to a lesser extent to-date, negotiating patent licenses. These costs are not related to tangible goods or services provided to the customer. Point (b) is not met, as the costs are not operating expenses of public utilities or others. Point (c) is not met, as the costs are not applicable to rental income.

We supplementally advise the staff that because our patents were primarily developed internally, or through acquisitions of a software company, we pay no royalties, and recognize no amortization expense related to our patent portfolio. Additionally, we pay no contingent legal fees. Our patent initiative expenses reflect external and internal legal resources used to research, protect and license our patent portfolio. Most of these costs are incurred prior to us reaching any type of agreement with a licensee and may or may not yield a successful licensing arrangement. We also have recently incurred significant costs for litigation related to the preparation and filing of our International Trade Commission case in August 2011. To assist the reader in understanding where these costs are recorded we added a “Cost of Patent Revenues” section in Item 7 of our Form 10-K for our fiscal year ended June 30, 2011 which reads “Openwave has invested in and patented intellectual property for the mobile internet industry. The administrative cost of filing these patents has not been material. The cost of creating the intellectual property has been reflected in research and development costs over the years as incurred, with the primary purpose

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April 27, 2012

of developing intellectual property for sale in the form of enterprise software. Additionally, we recently entered into a significant contract to license the use of our patents to one of our competitors in the first quarter of fiscal 2011 as described above. Contract negotiation costs on all contracts are primarily incurred by our legal department and are reflected in general and administrative costs as incurred. As such, the gross margin on patents is 100% as any direct or indirect associated costs have been expensed as incurred in operating expenses. The primary operating expense associated with our efforts to license and protect our intellectual property and proprietary rights relate to professional fees from outside legal counsel, which are recorded in general and administrative expenses, and could be material in any given period, and are unpredictable and volatile.”

To further assist the reader in identifying the costs associated with our patent initiative expenses, we began to report these costs as a single line-item on the statement of operations effective with the reporting period ended December 31, 2011.

We supplementally advise the staff that we sold our Location product line on February 1, 2012 and entered into a definitive agreement to sell our Messaging and Mediation product lines on April 15, 2012. Upon completion of the sale of the Messaging and Mediation product lines, our business will be 100% dedicated to monetizing our existing patent portfolio. We are in the process of determining the format of our statement of operations on a go forward basis. We will continue to disclose patent initiative expenses consistent with the prior 10-Q, however we will no longer disclose gross profit as that disclosure will no longer be meaningful.

The Company’s patent initiative expenses were $3.3 million in the fiscal year ended June 30, 2011.

Notes to Consolidated Financial Statements

Note (2) Significant Accounting Policies

(h) Revenue Recognition, page F-12

3.	We note your response to prior comment 2 that in considering the need to include additional disclosures when discussing your revenue recognition policy, you note that the company’s policy for patent revenues does not contain a policy election among alternatives, principles or methods peculiar to your industry, or unusual or innovative applications of GAAP. ASC 235-10-50-3 notes that accounting policy disclosure should describe the accounting principles and the methods of applying those principles that materially affect the company’s financial position, cash flows, or results of operations. SAB Topic 13B indicates that the staff believes that a registrant should always disclose its revenue recognition policy. In light of the significance of patent revenues in fiscal 2012, in future filings please disclose your revenue recognition policy for licenses of patents. Such disclosure should include your consideration of the SAB Topic 13 revenue recognition criteria as it applies to these arrangements, in addition to clarifying your consideration of multiple elements (e.g., when licensing arrangement arises from pending litigation or infringement claims), classification of litigation settlements as revenues, and impact of licensing arrangements that include minimum royalty payments and/or

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April 27, 2012

performance obligations (such as rights to related future patents or further technology development). Please provide us with your proposed future disclosure.

Response:

In response to the Staff’s comment, in future filings we will add the following language to our revenue recognition policy:

“The Company recognizes revenue from the licensing of the Company’s intellectual property when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable, and (iv) and collection of resulting receivables is reasonably assured. To date, our patent license agreements have provided for the grant of perpetual licenses, covenants-not-to-sue, and releases from any pending litigation, upon execution of the agreement. To date, revenue from upfront payments from customers for the licensing of the Company’s patents has been recognized when the arrangement is mutually signed, since there has been no delivery or future performance obligation and the other three criteria are met upon signing the arrangement. When patent licensing arrangements include royalties for future sales of the customers’ products using our licensed patented technology, revenue is recognized when the royalty report is received from the customer, at which time the fixed and determinable criteria is met.”

Note (3) Discontinued Operations, page F-20

4.	We note your response to prior comment 7 that the Myriad litigation primarily involved claims for declaratory relief and that you did not believe damages, if any, would exceed 10% of current assets. As previously requested in our prior comment 7, please explain to us how the amount of the $12 million settlement was determined.

Response:

As discussed below, we expected our summary judgment motion to prevail. However, following oral arguments held on May 12, 2011, the judge issued an order denying our motion on May 13, 2011. While we still believed we would prevail upon trial, we determined that is would be in the best interest of our shareholders to consider the cost of legal fees, which we estimated to be approximately $3 million as well as how the ongoing litigation would delay the further implementation of our patent strategy. Taking into consideration the finite life of patents, in general and our patents in particular, we believed it was imperative to initiate our International Trade Case (ITC). In addition, an opportunity to license our patent portfolio to Microsoft Corporation materialized and we believed the settlement of the case would expedite the negotiation of a patent license agreement with Microsoft. The parties engaged in numerous settlement discussions, including the mandatory settlement conference in July 2011 during which the Company proposed a settlement amount between $5 million to $10 million and Myriad offered a counter proposal in the amount of $12 million. The settlement discussions were unsuccessful due to Myriad’s unwillingness to consider the termination of certain terms of the IPLA. In August, prior to the commencement of the trial, Myriad approached the Company to

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April 27, 2012

discuss the possibility of settlement for $12 million, and such settlement would include the terms proposed by the Company with respect to the amendment of the IPLA. The Company considered the settlement amount to be in the best interest of its shareholders as it would curtail further legal fees, enable the Company to launch its patent strategy and to enter into the patent license negotiations with Microsoft Corporation.

5.	Your response to prior comment 7 does not address your consideration of the need to disclose the contingency and reasonably possible losses related to the continuing claims and pending litigation pursuant to ASC 450-20-50-3 or the need to disclose known uncertainties that could significantly impact the company’s liquidity and results of operations as required by Item 303(a) of Regulation S-K. As previously noted, subsequent to disclosure regarding the release of the escrow funds, as initially disclosed in your September 30, 2010 Form 10-Q, we note no disclosure of continuing claims or pending litigation prior to the August 31, 2011 announcement of the settlement. Please advise.

Response:

Per ASC 450-20-50-3, a disclosure shall be made “if there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” Further, Item 303(a) of Regulation S-K, when discussing both liquidity and results of operations, requires disclosures related to events or uncertainties that are considered material. Based on the advice of our external legal counsel and taking into consideration Myriad’s meritless claims, we believed that our chances of prevailing in a summary judgment were strong, and that, if necessary, prevailing at trial were almost certain. On May 13, 2011, the judge denied our motion for summary judgment. Notwithstanding the denial of our motion for summary judgment, the Company believed it would prevail in subsequent settlement negotiations and/or at trial. As discussed above, given our desire to commence our ITC case and to enter into an arrangement with Microsoft, the Company subsequently reached a settlement in August 2011. Prior to the denial of our summary judgment motion, the desire to commence the ITC action and to enter into a license agreement with Microsoft during our fourth quarter of fiscal 2011, we believed the possibility of settlement was remote and accordingly did not disclose Myriad’s claim requesting the assignment for additional patents.

We supplementally advise the Staff that the patents in question for financial reporting purposes had a net book value of nil to the Company. As such, if we had agreed to provide Myriad with patents, the settlement would have had no accounting consequences.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

6.	We note your response to prior comment 8 citing to the various pages of the September 30, 2011 10-Q that address factors management identified in the earnings conference call as affecting bookings decline as well as your statement that you “feel the reader could determine possible reasons for a decline in bookings from the information provided in the 10-Q.” However, investors should not have to piece together material information from different parts of your document. Management’s Discussion and Analysis should

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provide readers with a complete discussion of management’s views regarding the reasons for material changes to your financial statement items as required by Regulation S-K Item 303(a)(3) and Instruction (4) to paragraph 303(a). See also Section III.B.4 of SEC Release 34-48960. Please confirm your understanding.

Response: The Company hereby confirms its understanding that the Management’s Discussion and Analysis section of its periodic reports should provide readers with a complete discussion of management’s views regarding the reasons for material changes to the Company’s financial statement items as required by Regulation S-K Item 303(a)(3) and Instruction (4) to paragraph 303(a).

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 480-4755. Please also submit further correspondence via facsimile to (650) 480-4315. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Anne K. Brennan
Anne K. Brennan Chief Financial Officer

cc:	Elizabeth K. Rushforth – VP & General Counsel
Richard A. Kline – Goodwin Procter LLP